UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D AMENDMENT

CLASSIC BANCSHARES INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

18272M104
(CUSIP Number)


LISAH FRAZIER, CFO   344 17th STREET, ASHLAND, KY 41101
Tel. 606 325 4789
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


JUNE 19, 2002 Amendment
 (Date of Event which Requires Filing of this Statement)























SCHEDULE 13D

CUSIP No. 18272M104

1. Name of Reporting Person
S.S. or IRS Identification No. of Above Person

Charles B. Yates (Deceased)		###-##-####
Craig W. Yates				###-##-####


2. Check the Appropriate Box if a Member of a Group.

(a) _X_
(b) ___


3. SEC USE ONLY


4. SOURCE OF FUNDS (See Instructions)

Charles B. Yates		PF
Craig W. Yates		PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)

(no check entered)

6. Citizenship or Place of Organization

Charles B. Yates		US Citizen
Craig W. Yates 		US Citizen

Number of Shares  Beneficially Owned by each Reporting Person with

7.	Sole voting power		0

8.	Shared voting power	0

9.	Sole dispositive power	0



10. Shared dispositive power 	0

11. Aggregate amount  Beneficially Owned by Each Reporting Person

Charles B. Yates (Deceased)	0
Craig W. Yates 		          0

12. Check if the aggregate amount in row (11) excludes certain shares

(no check mark here)


13.	Percent of Class represented by amount in Row (11)
					0

13. Type of reporting person

Charles B. Yates IN;  Craig W. Yates IN






















Item 1.	Security in Issuer.

		Common Stock of	Classic Bancshares, Inc.
					344 17th Street
					Ashland, Kentucky 41101

Item 2.	Identity and Background.

		I.	(a)	Charles B. Yates, Deceased

			(b)	82 Library Place
				Princeton, New Jersey 08540

(c)	Blank

(d)  	No convictions in any criminal proceedings.

(e)	No violations of federal or state securities laws; no
findings, judgements, decrees or final orders concerning federal and state securities laws.

(f)  	US citizen.

II. (a)	Craig W. Yates

(b)  	227 Cliff Avenue
	Edgewater Park, New Jersey 08010

(c)  	President
	Farmers and Mechanics Bank
			3 Sunset Road
			Burlington, New Jersey 08016

	(d) 	No convictions in any criminal proceedings.

(e)	No violations of federal and state securities laws;
no findings, judgements, decrees or final orders concerning federal and state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration

Charles B. Yates and Craig W. Yates purchased their shares with personal funds, in individual margin accounts at Advest, Inc.
The shares were sold through Morgan Stanley on 6/19/02.

The amounts received were as follows:

	For Charles B. Yates		$   745,435.00
	For Craig W. Yates		$   825,970.00


Item 4.	Purpose of Transaction
Shares were sold.

Item 5.	Interest in Securities of Issuer

(a)	As a result of this transaction Charles B. Yates and Craig
	W. Yates have eliminated holdings in the Issuer's 	common stock.

(b) Transactions in Issuer's common stock within the last 60 days are the following:

For Charles B. Yates
Sale of shares:

6/19/02   36,100 shares @ $20.75 per share

For Craig W. Yates
Sale of shares:

6/19/02 40,000 shares @  $20.75 per

(c) No persons other than the owners listed above have any rights or interests in the securities of Issuer owned by the members of the group listed above.

(d) (does not apply)

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of Issuer.

No contracts, arrangements, understandings exist between the members of the group with respect to Issuer's securities.

Item 7.	Material to be Filed as Exhibits

	No material is filed as exhibit.


Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 27, 2002		___________________
					Charles B. Yates

	  June 27, 2002		___________________
					Craig W. Yates



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